Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY *.

[Penn Holsenbeck’s Letterhead]

July 21, 2006

FOIA CONFIDENTIAL TREATMENT REQUEST

VIA ELECTRONIC TRANSMISSION (EDGAR)

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0405

Re:	Altria Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed: March 10, 2006
File No.: 1-8940

Dear Ms. Blye:

On behalf of Altria Group, Inc. (the “Company”), I am transmitting herewith the Company’s responses to the staff’s letter of comment, dated June 13, 2006, with respect to the above-referenced filing (“Comment Letter”).

I have set forth your comments in italics on the page immediately following this letter; the Company’s response follows immediately thereafter.

This submission is accompanied by a request for confidential treatment for selected portions of this letter, which have been redacted (such redacted information, the “Confidential Information”). A version of this letter without the redactions was sent to the Office of Security Risk Division of Corporation Finance by overnight courier on the date hereof, along with three copies of this letter to assist the staff in its review.

On behalf of the Company, I respectfully request, pursuant to the provisions of 17 C.F.R. §200.83, based on business confidentiality, confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. §552(b)) of the Confidential Information.

In connection with the production of the Confidential Information, I also respectfully request, on behalf of the Company, that, pursuant to FOIA and applicable rules of the Commission, any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission (or of any other government agency) that relate to Confidential

Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

Information, including notes or any other writing made by any employee of the Commission (or any other government agency) pertaining to conversations with the Company or its representatives concerning Confidential Information, be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

If any person who is not an employee of the Commission (including any other government employee) requests an opportunity to inspect or copy the Confidential Information, I specifically request, on behalf of the Company, that the Company be (i) promptly notified of any such request, (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request) and (iii) given sufficient advance notice of any intended release so that the Company and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the materials referred to are exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, the Company hereby requests an opportunity to be heard on such matter. Such notice should be provided to me.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please contact the undersigned at (917) 663-2256 with any questions or comments you may have.

Very truly yours,

/s/ G. Penn Holsenbeck

G. Penn Holsenbeck
Vice President, Associate General Counsel and Corporate Secretary

cc:	Roger Schwall
April Sifford
Sandy Eisen
James Lopez

Louis C. Camilleri, Chairman of the Board and Chief Executive Officer Dinyar S. Devitre, Senior Vice President and Chief Financial Officer Charles R. Wall, Senior Vice President and General Counsel

Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

General Comment

1.	We note from public media sources that you may have operations in or sales into Cuba and Iran, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. For example, we note reports that Marlboro cigarettes are available in Cuba and Iran, and some Kraft Foods packaged foods are available in Cuba. We note that the Form 10-K does not contain any information relating to operations associated with Cuba and Iran. Please describe your operations associated with these countries, if any, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and other contacts with, Cuba and Iran, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba and Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran and Cuba. Please also address the impact of any regulatory compliance programs you have implemented in connection with business in Cuba and Iran, and any internal risk assessment undertaken in connection with business in those countries.

Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

Company’s Response:

I. Introduction and Summary of Conclusions

A. Introduction

Altria Group, Inc. (the “Company”) is responding to the staff’s comment letter dated June 13, 2006 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 (the “Form 10-K”). Our response addresses the period covered by the consolidated financial statements in the Form 10-K and current and anticipated operations.

The Company’s international tobacco operations are conducted through its wholly-owned subsidiary, Philip Morris International Inc. (“PMI”),1 while its food operations are conducted through Kraft Foods Inc. (“Kraft”). The Company owned 87.29% of Kraft at December 31, 2005. PMI and Kraft operate independently of one another and, accordingly, our response will discuss the operations of each company in turn, reflecting the difference in the nature of the trade in each business. In each case, however, the conclusion is the same: the matters raised by the Comment Letter do not pose a material investment risk to our shareholders, whether measured quantitatively or qualitatively.

B. PMI Summary of Conclusions

Neither PMI nor any of its affiliates conducts business in Cuba or Iran, sells cigarettes to any person or entity in Cuba or Iran, or sells cigarettes to any other person with the intent or knowledge that such cigarettes will ultimately be sold in Cuba or Iran. PMI has no assets or operations in these countries and, to its knowledge, has not generated any liabilities or revenue associated therewith. Any media reports suggesting otherwise are inaccurate.

PMI has adopted, enforced, and trained its employees under a comprehensive set of fiscal and trade policies intended to prevent the direct or indirect sale of its cigarettes into sanctioned states such as Cuba and Iran. PMI has taken considerable steps to enforce its policies against contraband and diversion, including (i) entering into a landmark agreement with the European Community (“EC”) and its Member States providing for substantial and effective cooperation with law enforcement agencies to combat such sales (which agreement is described in and

[1]	The Company’s domestic tobacco operations are conducted by Philip Morris USA Inc. (“PM USA”), which does not sell or distribute cigarettes internationally. PM USA does manufacture cigarettes under contract with PMI’s affiliates, which sell and distribute such cigarettes outside the United States. Any relevant actions by PM USA are discussed in the PMI portion of this response.

Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

included as an exhibit to our Form 10-K), (ii) working with PM USA to combat illegal internet activities and (iii) monitoring the activities of and taking action against its customers who violate its anti-diversion policies. As demonstrated by the recent European Commission press release quoted below, PMI has earned the reputation as the industry leader in supporting law enforcement’s efforts to combat all forms of cigarette contraband around the globe.

The overwhelming majority -- 85-90% in the case of the seizures under the EC Agreement discussed below -- of products bearing PMI (or PMI affiliate) trademarks seized in contraband channels is counterfeit. The World Bank has characterized “Counterfeit Cigarettes, Inc.” as the fifth largest cigarette manufacturer in the world. Because Marlboro is the leading global brand, PMI believes it is also the most heavily counterfeited international brand. Thus, if products bearing PMI trademarks are available in Cuba or Iran, they are likely to be counterfeit.

Furthermore, PMI believes that if genuine products bearing its trademarks are in fact available in Cuba or Iran, such availability is attributable to the activities of travelers or the unauthorized actions of third parties in PMI’s distribution channels in violation of PMI’s comprehensive fiscal and trade policies and without its knowledge. In all events, based on its strict enforcement of its fiscal and trade policies, PMI is highly confident that any such improper diversions are quantitatively immaterial. We do not believe that any such diversion, without PMI’s knowledge, against its policies and despite its anti-diversion enforcement efforts, would reflect negatively on the reputation of the Company or on our share price such as to pose a material qualitative investment risk to our shareholders. No shareholder, including any pension fund, has advised the Company that it would sell our shares because of this issue.

C. Kraft Summary of Conclusions

Neither Kraft nor any of its affiliates conducts business in Cuba or Iran, sells food products to any person or entity in Cuba or Iran, or sells its products to any other person with the intent or knowledge that such products will ultimately be sold in Cuba or Iran. Kraft has no assets or operations in these countries and, to its knowledge, has not generated any liabilities or revenue associated therewith. Any media reports suggesting otherwise are inaccurate.

As more fully described below, Kraft has in place a comprehensive set of anti-diversion policies and programs geared to the illicit trade patterns unique to the food business.

Kraft believes that if genuine products bearing its trademarks are in fact available in Cuba or Iran, such availability is attributable to the activities of travelers or the unauthorized actions of third parties in Kraft’s distribution channels in violation of Kraft’s comprehensive fiscal and trade policies and without its knowledge. In all events, based on its strict enforcement of its fiscal and trade policies, Kraft is highly confident that any such improper diversions are quantitatively immaterial. We do not believe that any such diversion, without Kraft’s

Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

knowledge, against its policies and despite its anti-diversion enforcement efforts would reflect negatively on the reputation of the Company or on our share price such as to pose a material qualitative investment risk to our shareholders. No shareholder, including any pension fund, has advised the Company that it intends to sell its shares because of this issue.

II. PMI

A. Policies and Procedures

Counterfeiting and, to a substantially lesser degree, genuine product diversion, present significant issues for PMI. PMI, which shipped 804.5 billion cigarettes in 2005, takes these issues seriously. PMI maintains policies and procedures intended to assure compliance with regulations of the Office of Foreign Assets Control (“OFAC”) applicable to Cuba and Iran. As regards sanctions laws that prohibit trade with certain other countries, organizations or individuals, PMI’s policies provide that PMI and its affiliates must comply with the laws of the United States and laws of the countries in which they do business.2 Its core policy on this issue states: “PMI cannot supply cigarettes, directly or indirectly, to a country, entity or person that is the subject of applicable sanctions.” The policy directs employees to a current list of sanctioned countries on PMI’s intranet site. In pertinent part, PMI’s anti-diversion policies and procedures:

•	limit sales of cigarettes only to responsible entities and individuals in accordance with detailed “Know Your Customer” requirements;

•	permit PMI to terminate relationships where the distributor violates PMI’s anti-diversion policies;

•	require systematic checks to ensure PMI is not doing business with persons or entities on OFAC’s Specially Designated Nationals List;

•	provide for standardized global sales terms and conditions with respect to fiscal compliance;

•	prescribe the forms of payment that PMI and its affiliates can accept from or make to its customers, vendors and other entities or individuals with whom it does business, which policy is designed to prevent PMI from unknowingly becoming part of a money laundering or tax evasion scheme;

•	require systematic monitoring of, and communications with, PMI’s customers; and

[2]	There is, of course, an exception for foreign government laws pertaining to boycotts that are not sanctioned by the United States government.

Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

•	subject customers to PMI’s policies requiring that its products may only be sold for consumption in the market of intended destination with all required market-specific health warnings and labels affixed, and only after the payment of all applicable duties and taxes.

Through (i) the above policies and training of PMI management and personnel with respect thereto, (ii) its shipping terms, (iii) the intentionally limited number of customers with which it does business in each market, (iv) its state-of-the-art product tracing and tracking technology, (v) market-specific package markings, including health warnings, and (vi) customer monitoring, PMI ships, stores and distributes its cigarettes in a manner that reduces, to the extent reasonably possible, the likelihood that they will be diverted from the legal market of intended sale. PMI limits the quantity of sales to levels consistent with the estimated retail demand for the applicable brands in the intended market. PMI encourages its customers – through its global sales terms and conditions and frequent communications – to adopt similar policies governing their resale activities.

B. PMI’s Efforts to Combat Counterfeiting and Diversion

To help enforce its policies, several years ago PMI created a Brand Integrity Group to foster cooperation among customs and law enforcement authorities, government and non-government organizations and suppliers worldwide in the fight against the illicit cigarette trade. PMI’s Brand Integrity Group has over 60 employees located in 19 strategic regions around the globe. In 2005, the Brand Integrity Group trained over 4,000 law enforcement officers in 90 training sessions in 40 countries. The results have been tangible: through PMI’s cooperation with law enforcement officials, 86 raids on facilities manufacturing counterfeit cigarettes were conducted in 15 countries in 2005.

In July 2004, PMI entered into an Anti-Contraband and Anti-Counterfeit Cooperation Agreement with the European Community and ten of its Member States. Today, all but one of the 25 EU Member States are parties to the Agreement (the “EC Agreement”). Under the EC Agreement, PMI cooperates with and assists the European Anti-Fraud Office (“OLAF”) and the authorities of the Member States in fighting the presence of counterfeit and contraband cigarettes. In 2005, under the EC Agreement, PMI participated in, or was advised by governmental authorities of, nearly 300 individual seizures totaling more than 400 million cigarettes bearing PMI trademarks. Of these, 85-90% were found to have been counterfeit. PMI’s efforts were hailed by a European Commission press release, issued June 6, 2006, which characterized the EC Agreement as having “exceeded all expectations and set an example of what industry and law enforcement can do when they work together in pursuit of a common goal . . .. . The Agreement is proving in practice to be a highly effective means of combating cigarette smuggling. The Commission hopes that it should therefore serve as a model for other cigarette companies.”

Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

In 2004, following extensive litigation brought by PM USA, U.S. authorities interdicted two airplanes loaded with cigarettes at John F. Kennedy Airport. These cigarettes had been sold over the internet to U.S. consumers by a European company known as “Yesmoke” in a scheme designed not only to evade U.S. state and federal excise taxes on cigarettes, but also to evade a $173 million federal court monetary judgment in favor of PM USA and a permanent injunction prohibiting Yesmoke from importing Philip Morris branded cigarettes into the United States. Following the interdiction, Yesmoke, which was never a customer of PMI or PM USA, chose to discontinue its sales to U.S. consumers. *

C. Cuba

PMI has never held, nor has it applied to hold a TSRA license for export to Cuba. It has no plans to seek such a license. PMI has no employees or operations in Cuba and no sales personnel selling directly or indirectly into Cuba or working with third parties for development of sales into Cuba.

PMI does not have specific knowledge of how, or even if, its products are being sold in Cuba. PMI’s efforts to enforce its trade policies are intended to prevent the diversion of its products into Cuba. PMI enforces these policies vigorously, and it believes these efforts are largely successful.

D. Iran

In May 2003, one of PMI’s distributors received and forwarded to PMI a communication from the Iranian Tobacco Company (the “ITC”), the state tobacco monopoly, stating that PMI’s lack of a presence in Iran had created the opportunity for counterfeit or diverted trade in that country. The letter encouraged PMI to work with the ITC toward importation or local manufacturing of PMI brands.

PMI responded in July 2003, stating: “Specifically, we want to be very clear that, until such time as we are able to determine that there is an appropriate way for our products to be sold in Iran, we neither expect nor want products bearing our trademarks to be distributed or sold there.” PMI also emphasized that “we do not sell cigarettes for resale in Iran, nor do we supply cigarettes to Iran through anyone outside Iran. In the event that products bearing Philip Morris brand names appear in Iran, we are confident that such products are either counterfeit or entering into Iran in violation of our compliance policies.”

In early 2004, the ITC contacted PMI concerning a claim by a third party that it had been granted a license by the U.S. authorities to participate in the importation of PMI products into Iran. PMI responded, reconfirming that PMI had no commercial relationship with any entity for the sale of its brands in Iran and would not enter into one without the proper U.S. licenses.

*	Material omitted pursuant to a request for confidential treatment

Material filed separately with the Securities and Exchange Commission

Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

There have been irregular reports of PMI brands being available in limited quantities in Tehran, but, to the extent they are genuine and not counterfeit, which PMI has not been able to ascertain, PMI has not been able to determine the source of such products, other than to surmise that the source may possibly be duty-free outlets in neighboring countries. However, given its compliance policies described above, PMI believes that any such genuine products found in Iran are immaterial in quantity and represent largely transactions by Iranian travelers and at most isolated diversions undertaken by third parties in violation of the policies and procedures which govern PMI’s relationships with its customers.

*

III. Kraft

A. Policies and Procedures

We note at the outset that the food and tobacco businesses differ and that counterfeiting and illegal diversion of genuine products are not as prevalent, nor present the same level of risk, in the food industry. Kraft maintains policies and procedures intended to assure compliance with OFAC regulations applicable to Cuba and Iran. Kraft does not sell its products, directly or indirectly, to countries that are subject to applicable sanctions. Kraft believes that any sales of genuine Kraft products into Iran or Cuba are the result of improper diversion. In pertinent part, Kraft’s anti-diversion policies and procedures:

•	prohibit the unauthorized resale of Kraft products;

•	permit Kraft to terminate relationships where the distributor violates Kraft’s anti-diversion policies;

•	require Kraft to cooperate with law enforcement agencies;

•	mandate acceptable forms of payment and prohibit Kraft from accepting payments in any form that would disguise the nature, location, source, ownership or control of the proceeds of illegal activity or to avoid a reporting requirement;

•	require Kraft personnel to ensure the movement of goods across international borders complies with all applicable laws and regulations;

•	require systematic checks to ensure Kraft is not doing business with persons or entities on OFAC’s Specially Designated Nationals List;

•	mandate that employees know their customers well enough to be able to identify and discourage potential diversion;

•	require that a new customer be approved by a member of management who must predetermine that the new customer is an existing legal entity, creditworthy and a reputable enterprise engaged in a legitimate business; and

*	Material omitted pursuant to a request for confidential treatment

Material filed separately with the Securities and Exchange Commission

Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

•	require policy compliance training of appropriate personnel Kraft’s policies and procedures, together with its centralized export sales structure described below, reduce, to the extent reasonably possible, the likelihood that its products will be diverted from the legal market of intended use.

B. Kraft’s Efforts to Combat Counterfeiting and Diversion

All Kraft’s export sales are conducted by (i) the Kraft International Commercial Export Group based in Miami, Florida, (ii) the Travel Retail and EU Exports division based in Zurich, Switzerland, or (iii) in limited circumstances by local business units in individual countries. This centralization of export sales allows for increased control over local sales and minimizes the opportunities for diversion.

Kraft works diligently to ensure that its sales comply with the law and its policies and, accordingly, to reduce the possibility of diversion to sanctioned countries. In appropriate instances, Kraft briefs its distributors on its position and obtains “no-diversion letters” from them.

Kraft management and personnel receive training in the relevant Kraft policies and regular advice from the law and compliance departments. In addition, the Kraft International Commercial Export Group has a manager located in Miami who focuses on the prevention of diversion, including illegal diversion into Cuba.

*

C. Cuba

Kraft has never held, nor has it applied to hold a TSRA license for export to Cuba. It has no plans to seek such a license. Kraft has no employees or operations in Cuba and no sales personnel selling directly or indirectly into Cuba or working with third parties for development of sales into Cuba.

* Kraft does not have specific knowledge of how, or even if, its products are being sold in Cuba. Kraft’s efforts to enforce its trade policies are intended to prevent the diversion of its products into Cuba. Kraft enforces these policies vigorously, and it believes these efforts are largely successful.

D. Iran

Kraft held a TSRA license for sales of food products in Iran which expired June 20, 2006, but no sales were made to Iran under the license or otherwise. Kraft received a renewal of the TSRA license on June 26, 2006. *

*	Material omitted pursuant to a request for confidential treatment

Material filed separately with the Securities and Exchange Commission

Confidential Treatment Requested by

Altria Group, Inc. Pursuant to 17 C.F.R. 200.38

Kraft management and personnel have received training on OFAC compliance and activities permitted and prohibited under the TSRA license. *

Kraft does not have specific knowledge of how, or even if, its products are being sold in Iran. Kraft’s efforts to enforce its trade policies are intended to prevent the diversion of its products into Iran. Kraft enforces these policies vigorously, and it believes these efforts are largely successful.

*	Material omitted pursuant to a request for confidential treatment

Material filed separately with the Securities and Exchange Commission